UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Numerex Corp.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

67053A 10 2
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 399,837
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 399,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 703,693*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 703,693*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,693*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

__________________
* Includes 100,000 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 221,649
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 221,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 399,837
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 399,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 703,693*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 703,693*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,693*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

__________________
* Includes 100,000 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 221,649
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 221,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,325,179*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,325,179*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA

__________________
* Includes 100,000 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,325,179*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,325,179*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

__________________
* Includes 100,000 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 67053A 10 2

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Vertex Opportunities, VSO II and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Certain Shares beneficially owned by VSO II, were acquired as a result of a capital contribution. Schedule A is incorporated by reference herein.

The aggregate purchase price of the 399,837 Shares beneficially owned by Vertex Opportunities is approximately $3,423,551, excluding brokerage commissions.

The aggregate purchase price of the 603,693 Shares beneficially owned by VSO II, which includes certain Shares contributed to VSO II is approximately $5,121,637, excluding brokerage commissions.

The aggregate purchase price of the 100,000 Shares underlying certain sold-short put options that may be deemed to be beneficially owned by VSO II  is approximately $848,000, assuming all such Shares are purchased by VSO II, excluding brokerage commissions.

The aggregate purchase price of the 221,649 Shares beneficially owned by VSO III is approximately $1,887,060, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 5, 2015, the Issuer announced, as part of their “strategic considerations,” the search for a new chief executive officer and the formation of a Search Committee to lead that search.  The Search Committee will include Stratton Nicolaides, current CEO and Chairman of Numerex, who will continue as Executive Chairman following the appointment of a new CEO.  In light of this announcement, the Reporting Persons question why the Board did not undertake a full strategic review process in connection with its decision to replace the Issuer’s chief executive officer, particularly given the increasing consolidation of the industry in which the Issuer operates.  The Reporting Persons believe the Issuer has significant intrinsic value which is not reflected in the Issuer’s stock price.  The Reporting Persons further believe that there is serious interest in the Issuer from strategic buyers and that the Board has a fiduciary responsibility to objectively evaluate all viable alternatives to its current strategy in order to maximize value for all shareholders.    The Reporting Persons call upon the Board to undertake a serious, objective and thorough strategic review process, by retaining a financial advisor and forming an independent strategic review committee, ahead of the appointment of a new CEO.

CUSIP NO. 67053A 10 2

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 19,094,109 Shares outstanding, which is the total number of Shares outstanding as of August 4, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2015.

A.	Vertex Opportunities

(a)	As of the close of business on August 5, 2015, Vertex Opportunities beneficially owned 399,837 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 399,837
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 399,837

(c)	Vertex Opportunities has not entered into any transactions in the Shares since the filing of Amendment No. 1.

B.	VSO II

(a)	As of the close of business on August 5, 2015, VSO II beneficially owned 703,693 Shares, including 100,000 Shares underlying certain sold-short put options.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 703,693 (including 100,000 Shares underlying certain sold-short put options)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 703,693 (including 100,000 Shares underlying certain sold-short put options)

(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

C.	VSO III

(a)	As of the close of business on August 5, 2015, VSO III beneficially owned 221,649 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 221,649
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 221,649

CUSIP NO. 67053A 10 2

(c)	VSO III has not entered into any transactions in the Shares since the filing of the Amendment No. 1.

D.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 399,837 shares owned by Vertex Opportunities.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 399,837
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 399,837

(c)	Vertex GP has not entered into any transactions in the Shares since the filing of Amendment No. 1.

E.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 703,693 shares owned by VSO II, including 100,000 Shares underlying certain sold-short put options.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 703,693 (including 100,000 Shares underlying certain sold-short put options)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 703,693 (including 100,000 Shares underlying certain sold-short put options)

(c)
VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

F.	VSO GP III

(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 221,649 shares owned by VSO III.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 221,649
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 221,649

CUSIP NO. 67053A 10 2

(c)	VSO GP III has not entered into any transactions in the Shares since the filing of Amendment No. 1.

G.	Vertex Capital

(a)
Vertex Capital, as the investment manager of Vertex Opportunities, VSO II and VSO III, may be deemed the beneficial owner of the (i) 399,837 Shares owned by Vertex Opportunities, (ii) 703,693 Shares owned by VSO II and (iii) 221,649 Shares held in the VSO III.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,325,179 (including 100,000 Shares underlying certain sold-short put options)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,325,179 (including 100,000 Shares underlying certain sold-short put options)

(c)
Vertex Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

H.	Eric Singer

(a)
Mr. Singer, as the managing member of Vertex GP, VSO GP II, VSO GP III and Vertex Capital, may be deemed the beneficial owner of the (i) 399,837 Shares owned by Vertex Opportunities, (ii) 703,693 Shares owned by VSO II and (iii) 221,649 Shares owned by VSO III.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,325,179 (including 100,000 Shares underlying certain sold-short put options)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,325,179 (including 100,000 Shares underlying certain sold-short put options)

(c)
Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

The filing of this Amendment No. 2 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 67053A 10 2

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund II, LP

By:	Vertex Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund III, LP

By:	Vertex Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

CUSIP NO. 67053A 10 2

Vertex Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 67053A 10 2

SCHEDULE A

Transactions in the Shares Since the Filing of the Amendment No. 1

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Common Stock	29,000	8.9115	6/22/2015
Purchase of Common Stock	6,300	8.9400	6/24/2015
Purchase of Common Stock	17,000	9.0100	6/25/2015
Purchase of Common Stock	18,300	8.5338	6/30/2015